Exhibit 99.1

Maris-Tech Announces Preliminary Gross Revenue Projection For 2024 in Excess of $7,000,000

Demand for the Company’s defense and AI-powered solutions is expected to increase gross revenues by approximately 75% compared to the previous year

Rehovot, Israel, Jan. 17, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (AI) accelerated video solutions for edge platforms, today released its preliminary gross revenue projection for 2024.

Maris-Tech expects its gross revenues for the year ending December 31, 2024, will be at least $7,000,000. If achieved, this would reflect an increase of approximately 75% over the Company’s preliminary gross revenue projections for 2023, which were estimated at $4,000,000. This projection for 2024 is based on the Company’s existing and anticipated orders for 2024, orders placed in prior years, and anticipated continued strong demand for the Company’s defense and AI-powered solutions.

These preliminary projections regarding estimated revenues for the year ended December 31, 2023, and for the year ending December 31, 2024, are based upon the Company’s projections and estimates. Moreover, these forecasts have been prepared solely on the basis of currently available information and are the responsibility of management. The Company’s independent registered public accounting firm has not audited, reviewed, or performed any procedures with respect to such preliminary projections or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary and partial forecast information is not a comprehensive statement of our financial results for this period.

“We are looking forward to accelerated growth in 2024, with projections that anticipate a positive trend of high demand and continued validation for Maris-Tech’s innovative technologies,” said Israel Bar, Chief Executive Officer of Maris-Tech.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as ““believe”,” “expect”,” “may”, “should,” “could,” “seek” “intend,” “plan”, “goal”, “estimate”, “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our forecast information regarding estimated gross revenues for the year ended December 31, 2023 and for the year ending December 31, 2024, the basis for those projections and the Company’s expectation regarding order volume for 2024 and anticipated continue high demand for the Company’s innovative technologies. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com